UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES EARLY PARTICIPATION RESULTS

WITH RESPECT TO ITS PREVIOUSLY ANNOUNCED PRIVATE OFFERS TO EXCHANGE AND OFFERS TO PURCHASE

MEXICO CITY, MEXICO – December 21, 2021 – Petróleos Mexicanos (“PEMEX”) announced today the early participation results of the (i) offers to exchange the 12 series of PEMEX’s outstanding securities in Acceptance Priority Levels 1 through 11 set forth in the table below for newly-issued 6.700% Notes due 2032 (the “New Securities”) and cash (the “Offers to Exchange”) and (ii) offers to purchase for cash the six series of PEMEX’s outstanding securities in Acceptance Priority Levels 12 through 17 set forth in the table below (the “Offers to Purchase” and together with the Offers to Exchange, the “Offers”). The outstanding securities targeted in the Offers to Exchange and Offers to Purchase are collectively referred to as the “Old Securities.”

The Offers are being made on the terms and subject to the conditions set forth in the Offer Statement, dated December 7, 2021 (the “Offer Statement” and together with the related eligibility letter, certification letter and the letter of transmittal, the “Offer Documents”), which sets forth in more detail the terms and conditions of the Offers.

The following table summarizes the early participation results of the Offers as of 5:00 p.m., New York City time, on December 20, 2021 (the “Early Participation Date”) and the principal amount of each series of Old Securities that PEMEX has accepted for exchange or purchase, as applicable:

Old Securities	Principal Amount Outstanding		Acceptance Priority Level	Principal Amount Tendered by the Early Participation Date		Principal Amount Accepted for Exchange or Purchase
4.875% Notes due 2024	U.S. $	1,032,618,000	1	U.S. $	188,104,000	U.S. $	187,779,000
4.250% Notes due 2025	U.S. $	790,958,000	2	U.S. $	155,115,000	U.S. $	154,804,000
6.875% Notes due 2025	U.S. $	1,500,000,000	3	U.S. $	583,752,000	U.S. $	583,701,000
4.500% Notes due 2026	U.S. $	1,388,047,000	4	U.S. $	262,139,000	U.S. $	261,963,000
6.875% Notes due 2026	U.S. $	3,000,000,000	5	U.S. $	473,235,000	U.S. $	473,146,000
6.490% Notes due 2027	U.S. $	2,360,430,000	6	U.S. $	811,450,000	U.S. $	811,408,000
6.500% Notes due 2027	U.S. $	5,500,000,000	7	U.S. $	1,483,317,000	U.S. $	1,483,038,000
9.500% Global Guaranteed Bonds due 2027	U.S. $	102,228,000	8	U.S. $	5,449,000	U.S. $	5,431,000
9.500% Guaranteed Bonds due 2027	U.S. $	225,792,000		U.S. $	56,797,000	U.S. $	56,792,000
5.350% Notes due 2028	U.S. $	2,500,000,000	9	U.S. $	511,333,000	U.S. $	511,163,000
6.500% Notes due 2029	U.S. $	2,000,000,000	10	U.S. $	793,259,000	U.S. $	793,139,000
6.840% Notes due 2030	U.S. $	4,420,831,000	11	U.S. $	2,062,182,000	U.S. $	2,062,132,000
5.625% Bonds due 2046	U.S. $	948,263,000	12	U.S. $	321,166,000	U.S. $	321,166,000
5.500% Bonds due 2044	U.S. $	793,670,000	13	U.S. $	153,281,000	U.S. $	153,281,000
6.350% Bonds due 2048	U.S. $	2,884,538,000	14	U.S. $	1,309,274,000	U.S. $	1,309,274,000
6.375% Bonds due 2045	U.S. $	1,560,461,000	15	U.S. $	360,714,000	U.S. $	360,714,000
6.750% Bonds due 2047	U.S. $	6,000,000,000	16	U.S. $	2,174,470,000	U.S. $	449,717,000
6.950% Bonds due 2060	U.S. $	3,800,000,000	17	U.S. $	899,731,000	U.S. $	0

On the terms and subject to the conditions set forth in the Offer Statement, PEMEX will issue U.S. $ 5,813,567,000 aggregate principal amount of the New Securities and pay an amount of cash equal to approximately U.S. $ 4,499,999,553, constituting (i) U.S. $ 4,258,624,720 as consideration for the Old Securities accepted in the Offers, (ii) U.S. $ 226,174,833 for the total amount of accrued and unpaid interest (“Accrued Interest”) plus the total amount of cash to be paid in lieu of fractional amounts of New Securities to be paid by PEMEX pursuant to the Offers and (iii) the remainder for transaction fees, costs and expenses to be paid by PEMEX in connection with the Offers and the offering of the New Money Securities (“Transaction Expenses”).

Because the acceptance for exchange or purchase, as applicable, of all Old Securities validly tendered and not validly withdrawn pursuant to the Offers would cause PEMEX to pay an aggregate cash consideration that, when taken together with Accrued Interest and Transaction Expenses, would exceed U.S. $4.5 billion (the “Maximum Cash Amount”), PEMEX has accepted for exchange or purchase, as applicable, all of the Notes with an Acceptance Priority Level of 1 through 15 validly tendered and not validly withdrawn, only U.S. $ 449,717,000 principal amount of the Old Securities with an Acceptance Priority Level of 16 (the “2047 Bonds”) validly tendered and not validly withdrawn, and none of the notes with an Acceptance Priority Level of 17 validly tendered and not validly withdrawn. PEMEX will accept tenders by holders of the 2047 Bonds on a pro rata basis according to the proration procedures described in the Offer Statement using a proration factor of 20.6876%.

Because the Maximum Cash Amount has been reached by the Early Participation Date, holders who tender their Old Securities after the Early Participation Date will not have any of their Old Securities accepted for exchange or purchase. Any Old Securities not accepted for exchange or purchase will be promptly returned to holders.

Old Securities that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

The early settlement date on which PEMEX will settle the Old Securities accepted in the Offers is expected to be December 23, 2021 (the “Early Settlement Date”). The Offers will expire at 11:59 p.m., New York City time, on January 5, 2022.

The New Securities to be delivered as part of the consideration in the Offers to Exchange will have identical terms (other than issue date), be consolidated, form a single series and be fully fungible with, the outstanding 6.700% Notes due 2032 issued by PEMEX on December 16, 2021 (the “New Money Securities”). Considering the aggregate principal amount of New Money Securities outstanding prior to the Early Settlement Date, the aggregate principal amount outstanding of 6.700% Notes due 2032 after the Early Settlement Date will be U.S. $6,813,567,000.

The New Securities issued to “qualified institutional buyers” will have the same CUSIP and ISIN numbers as the New Money Securities issued pursuant to Rule 144A: CUSIP: 71643V AA3; ISIN: US71643VAA35. The New Securities issued to non-U.S. persons in compliance with Regulation S will have temporary CUSIP and ISIN numbers during a 40-day distribution compliance period commencing on the Early Settlement Date: CUSIP: P8000UAB5; ISIN: USP8000UAB54. Following the 40-day distribution compliance period, these New Securities will share the same CUSIP and ISIN numbers as the New Money Securities issued to non-U.S. persons in compliance with Regulation S: CUSIP: P8000U AA7; ISIN: USP8000UAA71.

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Global Bondholder Services Corporation is acting as the Information, Tender and Exchange Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 924-2200 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

PEMEX has retained BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, and HSBC Securities (USA) Inc. to act as dealer managers in connection with the Offers (the “Dealer Managers”).

Eligible Holders are advised to check with any bank, securities broker or other intermediary through which they hold Old Securities as to when such intermediary would need to receive instructions from such Eligible Holder in order for that Eligible Holder to be able to participate in, or withdraw their instruction to participate in, an Offer, before the deadlines specified herein and in the Offer Documents. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer Documents.

The Offers to Exchange are being made only (1) to holders of Old Securities who are “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof or (2) outside the United States, to holders of Old Securities other than “U.S. persons” (as defined in Rule 902 under the Securities Act) and who are not acquiring such New Securities for the account or benefit of a U.S. person, in offshore transactions in compliance with Regulation S under the Securities Act, and who are non-U.S. qualified offerees (as defined under “Transfer Restrictions on the New Securities” in the Offer Statement). Subject to the following paragraph, only holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Offer Statement and to participate in the Offers to Exchange. The eligibility letter can be accessed at the following link: https://gbsc-usa.com/eligibility/pemex

Holders who are not within one of the categories described above may still receive and review the Offer Statement if they return a duly completed certification letter certifying that:

☐	it is the beneficial owner, or is acting on behalf of a beneficial owner, of securities that are subject to the Offers to Purchase, and

☐

it acknowledges and agrees that (i) it will only use and rely on the Offer Statement in connection with such person’s potential participation in the Offers to Purchase, and (ii) it is not eligible to participate, and will not participate, in the Offers to Exchange.

The certification letter can be accessed at the following link: https://gbsc-usa.com/eligibility/pemex_tender

Holders that submit a valid eligibility letter do not need to submit a certification letter to receive and review the Offer Documents.

The holders that submit a valid eligibility letter or certification letter are referred to herein as “Eligible Holders.”

The New Securities to be issued pursuant to the Offers have not been registered under the Securities Act or any state or other jurisdiction’s securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The New Securities to be issued pursuant to the Offers will be issued with registration rights.

This announcement is for informational purposes only. This press release shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of any securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful.

The Offers are being made solely pursuant to the Offer Documents. The Offers are not being made to holders of Old Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The New Securities are not intended to be offered, or otherwise made available to and should not be offered or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where the customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering the New Securities or otherwise making them available to retail investors in the EEA, has been prepared and therefore offering New Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The New Securities are not intended to be offered or otherwise made available to, and should not be offered or otherwise made available to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive (EU), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering the New Securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering the New Securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

In the United Kingdom, this communication is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue of any New Securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This communication is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Managing Director of Treasury

Date: December 21, 2021